June 7, 2006

Mail Stop 4561

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

Re: Holobeam, Inc.
        Form 10-K for the year ended September 30, 2005
        Form 10-Q for the quarter ended December 31, 2005
        File No. 0-03385

Dear Mr. Cook:

        We have reviewed your response letter dated May 31, 2006 and have the
following additional comments. These comments require amendment to the referenced
filing previously filed with the Commission. In some of our comments we ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended September 30, 2005

Financial Statements

Independent Accountant's Report, page 26

1.   We have read your response to prior comment 1. Please note that your
        accountant's report is not in compliance with Rule 2-02 of Regulation S-X. We
        reissue prior comment 1.

Note 2 – Income Taxes, page 35

2.	We have read your response to prior comment 2 and note that the "other" category is an under accrual of income taxes for 2005 representing 9% of pretax income. Please quantify the under accrual and provide us with a SAB 99 materiality analysis to determine that a correction is not required.

Item 9A – Controls and Procedures, page 48

3.	We have read your response to prior comment 3 and note that your President and Treasurer concluded that your internal control over financial reporting as of September 30, 2005 is sufficient to meet the stated objectives. However, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective* at the balance sheet date. Please advise us of your officers' conclusions regarding the effectiveness of your disclosure controls and procedures and revise your disclosure in future filings.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief